AB 3/7

SECU[barcode] 08030216 SION

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FEB 29 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CREDICORP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Alhambra Plaza
(No. and Street)

Coral Gables, (City) FL (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Elena Perez (786) 999-1613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, Maria Elena Perez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREDICORP SECURITIES, INC., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Fernando Montero, Director of Credicorp Securities, Inc. is the beneficiary of ABM Trust, who maintains an account at Credicorp.

Signature

Deputy General Manager
Title

NANCY BAYER
MY COMMISSION # DD 574371
EXPIRES: August 11, 2010
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- X☒ (a) Facing Page.
- X☒ (b) Statement of Financial Condition.
- X☒ (c) Statement of Income (Loss).
- X☒ (d) Statement of Changes in Financial Condition.
- X☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Limited)

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

MBAF

MORRISON BROWN ARGIZ & FARRA, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Credicorp Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Limited)

We have audited the accompanying statements of financial condition of Credicorp Securities, Inc. (a wholly-owned subsidiary of Credicorp Limited) (the "Company") as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and accompanying information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and accompanying information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credicorp Securities, Inc. (a wholly-owned subsidiary of Credicorp Limited) as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is accompanying information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 21, 2008

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2007	2006
Cash and cash equivalents	$ 256,310	$ 313,945
Deposit with clearing organization	100,000	100,000
Receivable from clearing organization	139,194	84,972
Investments owned, at fair market value	1,291,915	638,807
Furniture, equipment and leasehold improvements, net	169,808	194,665
Deferred tax asset	56,847	69,615
Prepaid expenses	9,435	10,632
Accrued revenue	18,592	3,352
Other assets	5,188	-
TOTAL ASSETS	$ 2,047,289	$ 1,415,988

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 30,572	$ -
Income taxes payable	11,191	1,826
Accrued expenses	173,189	16,684
TOTAL LIABILITIES	214,952	18,510
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	1,499,000	1,499,000
Retained earnings (deficit)	332,337	(102,522)
TOTAL STOCKHOLDER'S EQUITY	1,832,337	1,397,478
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,047,289	$ 1,415,988

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
REVENUES:		
Commissions	$ 1,626,215	$ 927,678
Investment advisory fees	800,067	775,810
Principal transactions	313,232	381,485
Professional services fees	69,248	50,000
Interest income	22,961	16,574
Miscellaneous income	30,344	10,609
TOTAL REVENUES	2,862,067	2,162,156
Interest expense	(2,961)	(6,270)
NET REVENUES	2,859,106	2,155,886
OPERATING EXPENSES:		
Salaries and employee benefits	1,068,634	877,330
Clearing charges	353,845	205,452
Selling, general, and administrative	216,667	240,000
Rent	197,816	195,999
Communication expense	113,121	88,249
Professional service fees	71,311	94,701
Depreciation	44,708	35,881
Travel and entertainment	37,044	20,270
Insurance	13,621	14,144
Professional development	5,758	6,550
Other operating expenses	34,139	34,815
TOTAL OPERATING EXPENSES	2,156,664	1,813,391
INCOME BEFORE INCOME TAXES	702,442	342,495
INCOME TAX EXPENSE	267,583	90,309
NET INCOME	$ 434,859	$ 252,186

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL STOCKHOLDER'S EQUITY
BALANCES, JANUARY 1, 2006	$ 1,000	$ 1,499,000	$ (354,708)	$ 1,145,292
Net income	-	-	252,186	252,186
BALANCES, DECEMBER 31, 2006	1,000	1,499,000	(102,522)	1,397,478
Net income	-	-	434,859	434,859
BALANCES, DECEMBER 31, 2007	$ 1,000	$ 1,499,000	$ 332,337	$ 1,832,337

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 434,859	$ 252,186
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	44,708	35,881
Deferred tax asset	12,768	90,309
(Increase) decrease in operating assets:		
Receivable from clearing organizations	(54,222)	(4,505)
Investments owned, at fair market value	(653,108)	(638,807)
Prepaid expenses	1,197	9,188
Accrued revenue	(15,240)	3,595
Other assets	(5,188)	276
Increase (decrease) in operating liabilities:		
Accounts payable	30,572	(25,000)
Income taxes payable	9,365	1,826
Accrued expenses	156,505	7,562
NET CASH USED IN OPERATING ACTIVITIES	(37,784)	(267,489)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture, equipment and leasehold improvements	(20,599)	(8,533)
Proceeds from sale of equipment	748	-
NET CASH USED IN INVESTING ACTIVITIES	(19,851)	(8,533)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(57,635)	(276,022)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	313,945	589,967
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 256,310	$ 313,945

	2007	2006
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 2,961	$ 6,270
Income taxes	$ 241,500	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1. GENERAL

Credicorp Securities, Inc. (the "Company") was incorporated on September 28, 2001, originally as ASB Securities, Inc. On June 19, 2002, the Company filed Articles of Amendment to change its name to Credicorp Securities, Inc., a Florida corporation. The Company is a wholly-owned subsidiary of Credicorp Limited (the "Parent"), a limited liability company incorporated in Bermuda in 1995 to act as a holding company, to coordinate the policy administration of its subsidiaries and to engage in investing activities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers ("NASD"). The Company's activities are currently limited to sales of investment company shares, corporate equity securities, corporate debt securities, bonds, United States of America government securities, and stocks. The Company may engage in discretionary account management for institutional clients. Approximately 94% of the Company's revenues are derived from transactions with related parties (see NOTE 3). The Company clears all securities transactions through Pershing LLP ("Pershing"). The Company is located in Coral Gables, Florida.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Marketable securities are valued at market value. Unrealized appreciation or depreciation is reflected in income currently.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Arrangements

The Company has a clearing agreement with Pershing to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2007 and 2006, the receivable from clearing organization of $139,194 and $84,972, respectively, is with Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Investment Advisory Fees and Professional Services Fees

The Company has agreements with an affiliate to provide professional and investment advisory services. These agreements provide for automatic renewals on an annual basis. Fees are recorded as earned by the Company at the time services are provided in accordance with the terms of the underlying agreements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

Fair Value Measurement

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157, "Fair Value Measurement" ("Statement 157"). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. Statement 157 does not require any new fair value measures and is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. On February 12, 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-2, "Effective Date of FASB Statement No. 157." This FSP is a one-year deferral of Statement 157's fair-value measurement requirements for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

New Accounting Pronouncements (continued)

Accounting for Uncertainty in Income Taxes

In June 2006, FASB issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of FASB No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FASB Staff Position ("FSP") No. FIN 48-2, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." This FSP defers the effective date of FIN 48 for nonpublic enterprises included within this FSP's scope to the annual financial statements for fiscal years beginning after December 15, 2007 (applied as of the beginning of the enterprise's fiscal year). Management is in the process of determining whether FIN 48 will have a material effect on the Company's financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" ("Statement 159"). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company's 2008 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

Reclassifications

Certain reclassifications of the prior year financial statements have been made to conform to the current year presentations.

NOTE 3. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with related institutions. The significant related party amounts included in the accompanying financial statements are as follows for the years ended December 31:

	2007	2006
Transactions included in the statements of income:		
Commissions revenue and principal transactions	$ 1,880,691	$ 1,208,349
Investment advisory fees revenue	800,067	774,000
Professional services fees revenue	69,248	50,000
Clearing charges expense	342,726	200,365
Rent expense	197,816	195,999
Commission rebates expense	155,012	-

Clearing charges are paid to a third party, Pershing, however such clearing charges are the results of transactions executed for related parties and, therefore, are included herein.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

NOTE 4. CONCENTRATIONS OF CREDIT RISK (CONTINUED)

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America and mainly Peru. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

NOTE 5. INVESTMENTS OWNED, AT FAIR MARKET VALUE

Investments owned, at fair market value, consist of corporate bonds, certificates of deposit and United States government obligations, as of December 31:

	2007	2006
Corporate bonds	$ 1,091,915	$ -
Certificates of deposit	200,000	-
United States government obligations	-	638,807
	$ 1,291,915	$ 638,807

NOTE 6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, are as follows as of December 31:

	2007	2006
Leasehold improvements	$ 302,204	$ 302,204
Furniture and office equipment	145,667	144,335
Computer equipment	44,106	26,335
Artwork	4,671	4,671
	496,648	477,545
Less accumulated depreciation and amortization	(326,840)	(282,880)
Furniture, equipment and leasehold improvements, net	$ 169,808	$ 194,665

For the years ended December 31, 2007 and 2006, depreciation and amortization expense amounted to $44,708 and $35,881, respectively.

NOTE 7. INCOME TAXES

Income tax expense for the years ended December 31, 2007 and 2006 consists of the following:

	2007	2006
Current provision:		
Federal	$ 217,640	$ -
State	37,175	-
	254,815	-
Deferred provision:		
Federal	10,902	77,109
State	1,866	13,200
	12,768	90,309
Income tax expense	$ 267,583	$ 90,309

NOTE 7. INCOME TAXES (CONTINUED)

Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax asset are as follows at December 31:

	2007	2006
Deferred tax assets:		
Furniture, equipment and leasehold improvements	$ 56,847	$ 69,002
Other	-	613
Deferred tax asset	$ 56,847	$ 69,615

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on these criteria, management has reversed the valuation allowance as of December 31, 2006.

During 2006, the Company fully utilized its Federal and Florida income tax net operating loss carry forwards.

Income tax expense differed from the amounts computed by applying the United States Federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

	2007	2006
Expected tax expense	$ 238,830	$ 116,448
State tax expense, net of Federal benefit	25,611	12,433
Permanent differences	1,776	1,061
Tax credit	-	(6,191)
Other	1,366	(8,421)
Reduction in valuation allowance	-	(25,021)
	$ 267,583	$ 90,309

NOTE 8. LEASES

The Company subleases office space from an affiliated company, Banco de Credito del Peru-Miami Agency ("BCP"). The Company's rent is based on an allocation from BCP, based on the percentage of space it occupies. There are no specified fixed rents and the Company's rent expense may vary over the lease term based on the amount of space it occupies. Rent expense for all operating leases was $197,816 and $195,999 for the years ended December 31, 2007 and 2006, respectively, including taxes. The sublease expires during April 2012. Based on the allocation of rent between BCP and the Company as of December 31, 2007, the aggregate minimum lease payments under all operating leases and subleases as of December 31, 2007 would be approximately as follows:

Years ending December 31,	
2008	$ 187,000
2009	192,000
2010	198,000
2011	204,000
2012	51,000
	$ 832,000

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the company subject to certain limitations. The Company's matching contributions were $10,861 and $7,098 for the years ended December 31, 2007 and 2006, respectively.

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007 and 2006, the Company had net capital of $1,571,450 and $1,119,372, which was $1,521,450 and $1,069,372, in excess of its required net capital of $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1 and 0.02 to 1 as of December 31, 2007 and 2006, respectively.

ACCOMPANYING INFORMATION

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Stockholder's equity	$ 1,832,337
Less nonallowable assets:	
Furniture, equipment, and leasehold improvements, net	169,808
Deferred tax assets	56,847
Prepaid expenses	9,435
Other assets	5,188
	241,278
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	1,591,059
HAIRCUTS ON SECURITIES	19,609
NET CAPITAL	$ 1,571,450
NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3 % of aggregate indebtedness) or $50,000, whichever is greater	50,000
EXCESS NET CAPITAL	$ 1,521,450
EXCESS NET CAPITAL AT 1000% (NET CAPITAL LESS 10% OF AGGREGATE INDEBTEDNESS)	$ 1,549,955
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from the statement of financial condition	$ 214,952
TOTAL AGGREGATE INDEBTEDNESS	$ 214,952
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	14%

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2007

NET CAPITAL PER COMPUTATION	$ 1,571,450
Add audit adjustments	-
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING	$ 1,571,450

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SCHEDULE IV
SUBORDINATED LIABILITIES

As of December 31, 2007 and during the year then ended, the Company did not have any subordinated liabilities.

SUPPLEMENTARY REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors of
Credicorp Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Limited)

In planning and performing our audit of the financial statements and accompanying information of Credicorp Securities, Inc. (A Wholly-Owned Subsidiary of Credicorp Limited) (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives. This report recognizes that it is not practical in an organization the size of Credicorp Securities, Inc. to achieve all the segregations of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 21, 2008

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